Caledonia Announces Board Changes

Toronto, Ontario – October 31, 2008: Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) announces the resignation of Mr Leigh A. Wilson as a non-executive director and his immediate replacement by Mr Robert William Babensee.

Mr Wilson joined the Board of Caledonia in March 2008 as a non-executive Director and a member of the audit committee.  Mr Wilson leaves Caledonia with immediate effect due to other professional commitments.

Mr Babensee, 68 years old, is based in Toronto, Ontario, Canada and has been a member of the Institute of Chartered Accountants of Ontario, Canada since 1968.   From 1984 until his retirement in 2004, he was a partner of the Canadian accounting firm BDO Dunwoody LLP as an assurance specialist.  He served as Chief Financial Officer for Golden China Resources Corporation, a natural resource company, between February 2005 and July 2006.  Mr Babensee is also currently a non-executive Director and a member of the audit, compensation and nominating committees of Apollo Gold Corporation, which is listed on the Toronto Stock Exchange and has gold exploration, development and producing assets in Canada, the USA and Mexico.

Commenting on the resignation of Mr Wilson and the appointment of Mr Babensee, Stefan Hayden, Chief Executive Officer of Caledonia commented:  “During his tenure at Caledonia, Leigh made a significant contribution to the deliberations of the Board.  On behalf of the Board of Caledonia, I thank him for his contributions and wish him every success in his future endeavours.  Mr Babensee brings a wealth of prior knowledge of and financial experience to Caledonia and I look forward to working with him as we continue with Caledonia’s growth and development.”

There is no further information required to be disclosed under Schedule 2 (g) of the AIM Rules

For more information, please visit: www.caledoniamining.com or contact:

Mark Learmonth VP Corporate Development and Investor Relations Caledonia Mining Corporation Tel: +27 11 447 2499	Alex Buck BuckBias Tel: +44 7932 740 452	Martin Eales RBC Capital Markets Tel: +44 20 7029 7881

Email: marklearmonth@caledoniamining.com